UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*



                          Nord Resources Corporation
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  655555 10 0
                                (CUSIP Number)

                            James C. Colihan, Esq.
                               Coudert Brothers
                          1114 Avenue of the Americas
                           New York, New York 10036
                                 (212)626-4680
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 15, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                 SCHEDULE 13D

CUSIP No. 655555 10 0                                      Page 2 of 12 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Jean-Raymond Boulle (foreign person - no IRS identification number issued)

2        Check the Appropriate Box If a Member of a Group*
                                      a. / /
                                      b. / /

3        SEC Use Only

4        Source of Funds*

                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  British

                           7        Sole Voting Power
  Number of                                 -0-
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,160,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   -0-
    With
                           10       Shared Dispositive Power
                                            3,160,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  3,160,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             / /

13       Percent of Class Represented By Amount in Row (11)
                  16.6%

14       Type of Reporting Person*
                  IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D

CUSIP No. 655555 10 0                                    Page 3 of 12 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MIL (Investments) S.A. (foreign person - no IRS identification number issued)

2        Check the Appropriate Box If a Member of a Group*
                                      a. / /
                                      b. / /

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Luxembourg

                           7        Sole Voting Power
  Number of                                 -0-
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  3,160,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   -0-
    With
                           10       Shared Dispositive Power
                                            3,160,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  3,160,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             / /

13       Percent of Class Represented By Amount in Row (11)
                  16.6%

14       Type of Reporting Person*
                  CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


This statement on Schedule 13D (the "Statement") is filed by MIL (Investments) S.A., a Luxembourg corporation ("MIL"), and Mr. Jean-Raymond Boulle, a British citizen with a resident address at Seaside Plaza, Batiment C, 6 avenue des Ligures, MC-98000 Monaco ("Mr. J.R. Boulle", together with MIL, the "Reporting Persons"), in connection with the acquisition by MIL on April 15, 1996 of 3,160,000 shares (the "Acquired Shares") of common stock, par value $.01 per share (the "Common Stock"), of Nord Resources Corporation, a Delaware corporation ("Nord"), and a loan to Nord in the amount of $2,100,000 (the "Loan"), which is evidenced by a promissory note of Nord dated April 15, 1996 (the "Promissory Note").

Each Reporting Person acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory.

Item 1.           Security and Issuer

This Statement relates to the Common Stock and the Promissory Note. The Promissory Note is convertible into 840,000 shares of Common Stock (the "Conversion Shares") subject to and contingent upon, the occurrence of certain events, as hereinafter described. The principal executive offices of Nord are located at 8150 Washington Village Drive, Dayton, Ohio 45458.

Item 2.           Identity and Background

This statement is filed by MIL and Mr. J.R. Boulle. A copy of the Joint Filing Agreement between MIL and Mr. J.R. Boulle is attached hereto as Exhibit 1.

MIL is engaged primarily in the business of investing in the natural resources and mining industries. The principal executive offices of MIL are located at Boulevard Royal 25B, L-2449, Luxembourg, Luxembourg. The directors of MIL are Mr. J.R. Boulle, Mr. Ekkehart Kessel and Mr. Edmond Van de Kelft. Mr. Kessel, a German citizen, is self-employed and is principally engaged in the business of insurance advisory services, with a resident address at 25 avenue des Bains, L-5610 Mondorf-Les-Bains, Luxembourg. Mr. Van de Kelft, a citizen of Belgium, is principally engaged in the business of management consultancy and insurance brokerage through ATRICO BVBA, with a resident address at Frankryklei, B-2000 Antwerpen, Belgium. Mr. J.R. Boulle is principally engaged in the business of investing in the natural resources and mining industries as a member of the board of management of MIL, with a resident address at Seaside Plaza, Batiment C, 6 avenue des Ligures, MC-98000 Monaco. Mr. J.R. Boulle is the indirect beneficial owner of all of the issued and outstanding capital stock of MIL.

During the last five years, none of the persons listed above, or identified as directors or officers of any such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

MIL's (i) acquisition of the Acquired Shares for an aggregate purchase price of $7,900,000 (the "Common Stock Purchase Price") and (ii) loan to Nord in the amount of $2,100,000 (the "Loan Amount"), were paid in cash from MIL's working capital.

Item 4.           Purpose of Transaction

On April 15, 1996, MIL entered into a Stock Purchase and Sale Agreement between MIL and Nord related to the purchase of the Acquired Shares (the "Stock Agreement") and an Agreement between MIL and Nord related to the Loan and the Promissory Note (the "Note Agreement"). Pursuant to the Stock Agreement, MIL purchased the Acquired Shares for an aggregate purchase price of $7,900,000 ($2.50 per share) and, pursuant to the Note Agreement, MIL made the Loan to Nord, which indebtedness is evidenced by the Promissory Note. Copies of the Stock Agreement, the Note Agreement and the Promissory Note are attached hereto as Exhibits 2, 3 and 4 respectively. Certain material provisions of the Stock Agreement, the Note Agreement and the Promissory Note are summarized in Item 6 of this Statement.

MIL purchased the Common Stock and made the Loan in exchange for the Promissory Note because it believed they represented an attractive investment. MIL will continuously evaluate the business and business prospects of Nord and MIL's present and future investments in, and intentions with respect to, Nord. Subject to applicable securities laws, market conditions and the evaluation referred to in the preceding sentence, at any time or from time to time, MIL may seek to acquire shares of Common Stock or the right to acquire such shares, through open market purchases, privately negotiated transactions or otherwise, or to dispose of any or all of the Acquired Shares, Conversion Shares or other shares of Common Stock or the Promissory Note owned by it in public or private transactions, in each case as it may determine in its sole discretion. MIL is not restricted in any way from acquiring more shares of Common Stock or from disposing of shares of Common Stock, except for compliance with relevant securities laws. As of the date of this Statement, MIL has not determined whether it will acquire additional Common Stock and has not fixed any number of shares of additional Common Stock it might seek to acquire or any additional amount of money it might be willing to invest in Nord. As more fully discussed in Item 6 below, pursuant to the Stock Agreement, MIL was granted the right to designate three (3) nominees to the Board of Directors of Nord (the "Board"). Pursuant to such right, MIL has designated Messrs. Joseph Max Yvan Boulle and Marc Franklin as its designees to the Board and has retained the right to designate a third nominee to the Board. In addition, Nord has agreed to nominate and to use its best efforts to obtain the election of any three individuals designated in writing by MIL (the "MIL Nominees") at each annual or special meeting of stockholders called for the purpose of filling positions on the Board through and including the annual meeting of Stockholders to be held in the year 2000. In no event shall the size of the Board be increased above, or decreased below, eight (8) without the approval of at least two (2) of the MIL Nominees.

Except as discussed above and except as disclosed in Item 6 below, neither of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the actions described in clauses (a) through (j) of the instructions to Item 4 to Schedule 13D or in any action similar to any of those enumerated in clauses (a) through (j).

The Reporting Persons intend to evaluate continuously the investment in Nord described herein and, based on such evaluation, may determine at a future date to change the current position with respect to any of the actions described in clauses (a) through (j) of the instructions to Item 4 to Schedule 13D.

Item 5.           Interest in Securities of the Issuer

(a) MIL is the beneficial and record owner of 3,160,000 shares of Common Stock, representing approximately 16.6% of the issued and outstanding shares of such Common Stock after giving effect to the issuance thereof. In addition, MIL is the holder of the Promissory Note, which, as more fully described in Item 6 below, is convertible (subject to the satisfaction of certain contingencies) into 840,000 shares of Common Stock, representing approximately 4.4% of the issued and outstanding shares of Common Stock after giving effect to the issuance thereof.

         Mr. Joseph Max Yvan Boulle and Mr. Marc Franklin have been appointed as directors of Nord in accordance with the terms of the Stock Agreement. Additionally, under the terms of the Stock Agreement and as more fully described in Item 6 below, MIL has the right at any time to name an additional nominee to the Board. Mr. J.R. Boulle owns indirectly all the issued and outstanding capital stock of MIL. Mr. Joseph Max Yvan Boulle is the brother of Mr. J.R. Boulle.

         Except as disclosed in this Item 5(a), neither MIL, Mr. J.R. Boulle nor, to the best of their knowledge, any of MIL's executive officers and directors, beneficially owns any securities of Nord or has a right to acquire any securities of Nord.

(b) MIL and Mr. J.R. Boulle may be deemed to hold shared power to direct the vote and to direct the disposition of the Acquired Shares, the Promissory Note and, upon the issuance thereof, the Conversion Shares held by MIL (subject to the provisions of the Stock Agreement and the Note Agreement), by virtue of Mr. J.R. Boulle's beneficial ownership of all of the issued and outstanding capital stock of MIL.

         Except as described in this Item 5(b), neither MIL, Mr. J.R. Boulle nor, to the best of their knowledge, any of MIL's executive officers or directors, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Acquired Shares, the Promissory Note or, upon the issuance thereof, the Conversion Shares held by MIL.

(c) Except as disclosed in this Statement, neither MIL, Mr. J.R. Boulle nor, to the best of their knowledge, any of MIL's executive officers or directors, has effected any transaction in securities of Nord during the past 60 days.


(d) No person, other than MIL and Mr. J.R. Boulle, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities covered by this Statement.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Set forth below are summaries of certain material provisions of each of the Stock Agreement and the Note Agreement. These summaries are qualified in their entirety by reference to the complete text of such agreements, copies of which are attached hereto as exhibits and incorporated herein by reference.

Stock Agreement

Pursuant to the terms of the Stock Agreement, on April 15, 1996, MIL purchased the Acquired Shares from Nord for an aggregate purchase price of $7,900,000 ($2.50 per share).

Concurrently with the purchase of the Acquired Shares, the Board expanded its size to eight (8) members and elected the following two (2) nominees designated by MIL: Mr. Joseph Max Yvan Boulle and Mr. Marc Franklin. MIL has retained the right to designate at any time a third nominee to the Board. Nord has agreed to nominate and to use its best efforts to obtain the election of any MIL Nominees at each annual or special meeting of stockholders called for the purpose of filling positions on the Board or in any written consent executed in lieu of such a meeting of Stockholders, through and including the annual meeting of Stockholders to be held in the year 2000. In no event shall the size of the Board be increased above, or decreased below, eight (8) without the approval of at least two (2) of the MIL Nominees.

MIL has agreed to vote all of the shares of Common Stock it owns and may own in the future for the nominees designated by the Board for the Board through and including the annual meeting of stockholders to be held in the year 2000.

Notwithstanding anything to the contrary contained in the Stock Agreement, (i) if MIL and any assignees of MIL permitted under the Stock Agreement in the aggregate at any time own in excess of 50% of the then issued and outstanding shares of Common Stock, they shall be entitled to vote their shares of Common Stock for directors without regard to the restrictions described above, and (ii) if MIL and any assignees of MIL permitted under the Stock Agreement in the aggregate at any time own less than 15% of the then issued and outstanding shares of Common Stock, they collectively shall be entitled to designate the following number of Directors:

Percentage Ownership                                 Number of MIL Nominees

10% or more                                                   2
5% to 10%                                                     1
less than 5%                                                  0

Prior to the execution of the Stock Agreement, the Board unanimously adopted a resolution approving the transactions contemplated by the Stock Agreement and, in connection therewith, waiving the provisions of Section 203 of the Delaware General Corporation Law as it relates to MIL and its affiliates in connection with such transactions and any future transactions between Nord and MIL or its affiliates.

Pursuant to the Stock Agreement, Nord has granted MIL one demand registration right (the "Demand Registration Right") and piggy-back registration rights (the "Piggy-Back Registration Rights") with respect to the Acquired Shares and the Conversion Shares, if at the time MIL (or the successors or permitted assignees of MIL) holds of record collectively at least 500,000 shares of unregistered Common Stock ("Registrable Securities").

If MIL and Nord are not able to register all the shares of Common Stock they wish to register in connection with the exercise of the Demand Registration Right or the Piggy-Back Registration Rights, shares will be registered according to the following priorities:

(a) If such registration relates to Demand Registration Rights, a first priority shall be given to the Registrable Securities held by MIL; a second priority shall be given to shares of Common Stock sought to be registered by Nord; and a third priority shall be given to any other equity securities as to which Nord may in the future grant registration rights; or

(b) if such registration relates to Piggy-Back Registration Rights, a first priority shall be given to shares of Common Stock sought to be registered by Nord; a second priority shall be given to the Registrable Securities held by MIL requested to be included in such registration; and a third priority shall be given to any other equity securities as to which Nord may in the future grant registrations rights.

Note Agreement

Pursuant to the Note Agreement, MIL made the Loan to Nord, which indebtedness is evidenced by the Promissory Note. The Promissory Note is unsecured and, upon the occurrence of certain events as described below, is convertible into the Conversion Shares. Based on the number of Conversion Shares (i.e., 840,000 shares of Common Stock) and the amount of the Loan (i.e., $2,100,000), the conversion price per share of Common Stock issuable upon conversion of the Promissory Note, if the conditions set forth below are satisfied, will be $2.50 per share.

The Promissory Note provides that, if not converted as described below, it will bear interest at the rate of 7% per annum, with principal and interest due and payable in full on April 15, 1997. Interest on the Loan will accrue from the date of issuance, until paid, unless the Loan is converted pursuant to the Note Agreement and the Promissory Note.

The Promissory Note provides that, in the event that the stockholders of Nord (the "Stockholders") at the annual meeting of Stockholders to be held in June 1996, approve (the "Stockholder Approval") the conversion of the Loan into shares of Common Stock (the "Loan Conversion"), and the New York Stock Exchange, Inc. approves (the "NYSE Approval") the listing of the Conversion Shares, the Loan, immediately upon the latter of such Stockholder Approval or NYSE Approval (the date on which the latter of such Stockholder Approval or NYSE Approval occurs being hereinafter referred to as the "Conversion Date"), as the case may be, will be converted into the Conversion Shares and the Loan, including all accrued interest thereon, will be cancelled. The Loan Conversion will occur on the Conversion Date, provided that in no event shall the Conversion Date be later than April 15, 1997. In addition to the foregoing and notwithstanding anything to the contrary contained in the Promissory Note, if the Conversion Date occurs on or after an Event of Default (as defined in the Note Agreement and the Promissory Note), the Promissory Note shall be converted into Conversion Shares only at the election of MIL.

The Promissory Note contains provisions for Nord to "gross-up" MIL for any amounts paid, transferred or issued to MIL pursuant to the Note Agreement and the Promissory Note (including, without limitation, in connection with the Loan Conversion) which are not made free and clear of, or without any deductions or withholding on account of, taxes imposed by the United States of America.

Nord has agreed to use its best efforts to take all actions necessary to hold its annual meeting of Stockholders (the "Annual Meeting") on June 4, 1996 or the earliest possible date thereafter which provides at least thirty (30) days between proxy mailing and the meeting date (the "Meeting Date"), and to use its best efforts to obtain the Stockholder Approval at such meeting or any adjournment thereof. The Board has already unanimously approved the transactions contemplated under the Note Agreement, including the Loan Conversion, and has unanimously resolved to recommend approval of the Loan Conversion by the Stockholders. Nord agreed to set the record date for the Annual Meeting as April 22, 1996.

During the period from April 15, 1996 and continuing until the Meeting Date or any adjournment or postponement thereof, Nord has agreed not to (i) offer, sell, contract to sell or otherwise issue or dispose of any shares of Common Stock or any other securities of Nord, and any other securities that are convertible into or exchangeable for or that represent the right to receive shares of Common Stock or any other securities of Nord, or (ii) announce or effect any stock split, stock dividend, stock combination, reverse stock split, stock reclassification or reorganization with respect to shares of Common Stock or any other security of Nord.

Nord has granted MIL demand registration rights and piggy-back registration rights with respect to the Conversion Shares on the same terms as the Demand Registration Rights and Piggy-Back Registration Right granted with respect to the Acquired Shares pursuant to the Stock Agreement.

Other Provisions

Nord has agreed to indemnify and hold MIL harmless against any losses incurred or sustained by MIL which arise out of or result from a breach of any representation, warranty or covenant of Nord contained in the Stock Agreement or the Note Agreement, and MIL has agreed to indemnify and hold Nord harmless against any losses incurred or sustained by Nord which arise out of or result from any breach of any representation, warranty or covenant of MIL contained in the Stock Agreement or the Note Agreement.

Neither the Stock Agreement, the Note Agreement, the Promissory Note nor any rights, obligations or claims thereunder may be assigned by the parties thereto; except that upon prior written notice to Nord, MIL shall have the right to assign the Stock Agreement, the Note Agreement, the Promissory Note and the rights, obligations and claims thereunder to Mr. J.R. Boulle or to any entity controlled by Mr. J.R. Boulle, provided that Mr. J.R. Boulle thereafter continues to remain in control of such entity (the terms "controlled" and "control" shall have the meanings ascribed to them in Rule 12b-2 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended).

The Acquired Shares and the Promissory Note were issued, and the Conversion Shares, if conversion of the Promissory Note occurs, will be issued, in reliance upon the transaction "safe harbor" afforded by Regulation S, as promulgated by the SEC under the 1933 Act.

Except as disclosed above or elsewhere in this Statement, none of the persons named in Item 2 hereto have any contracts, arrangements, understandings or relationships with respect to any securities of Nord.

Item 7.           Material to be filed as Exhibits

The following are filed herewith as exhibits:

Exhibit 1 Joint Filing Agreement by and between MIL and Mr. J.R. Boulle, dated April 24, 1996.

Exhibit 2 Stock Purchase and Sale Agreement between Nord and MIL dated April 15, 1996.

Exhibit 3         Agreement between Nord and MIL dated April 15, 1996.

Exhibit 4         Promissory Note of Nord dated April 15, 1996.


                                  SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:            April 24, 1996

                                                 MIL (INVESTMENTS) S.A.


                                                 By:    /s/ Ekkehart Kessel
                                                 Name:   Ekkehart Kessel
                                                 Title:     Administrateur


                                                 By:    /s/ Edmond Van de Kelft
                                                 Name:   Edmond Van de Kelft
                                                 Title:     Administrateur


                                                 /s/ Jean-Raymond Boulle
                                                 JEAN-RAYMOND BOULLE